Filed Pursuant to Rule 424(b)(3)

Registration No. 333-184308

CNL GROWTH PROPERTIES, INC.

STICKER SUPPLEMENT DATED NOVEMBER 27, 2013

TO PROSPECTUS DATED AUGUST 19, 2013

This sticker supplement (this “Supplement”) is part of and should be read in conjunction with our prospectus dated August 19, 2013 and the sticker supplements dated August 28, 2013, October 7, 2013, November 12, 2013 and November 22, 2013. Certain capitalized terms used in this Supplement without definition have the meanings ascribed to them in the prospectus. Terms used herein without definition have the meanings ascribed to them in the prospectus.

This information is presented as of November 27, 2013.

RECENT DEVELOPMENTS

The following updates, supplements and should be read in conjunction with the following sections of the prospectus: The first paragraph on the cover page of the prospectus, the second paragraph in “PROSPECTUS SUMMARY – Our Offerings, beginning at page 16 of the prospectus, and all other references throughout the prospectus relating to the anticipated termination date of the offering.

Our Offerings

On August 19, 2013, we commenced an offering for the sale of up to $200 million in shares of our common stock. Pursuant to the terms of the offering, we could sell shares of our common stock in the offering until the earlier of the date on which the maximum offering amount has been sold, or December 31, 2013; provided, however, that the board of directors could extend the offering beyond December 31, 2013. As of November 25, 2013, we had received aggregate subscription proceeds of approximately $30.5 million from the sale of approximately 2.8 million common shares in our current public offering. As of November 25, 2013, there remained approximately 15.6 million shares of common stock to be offered and sold in this offering.

The board of directors has discussed and evaluated the status of our offering with our advisor and has taken into account such factors as it deems appropriate, including but not limited to, the amount of capital raised, future acquisition opportunities, and economic and market trends affecting multifamily properties. The board of directors has also discussed and evaluated with our advisor and with the Managing Dealer of the offering, the projected capital raise and recommendation of the advisor to extend the offering to April 11, 2014. The board of directors determined it is in our best interests and the best interests of our stockholders to extend the offering and therefore approved the extension of the offering to the earlier of the date on which the maximum offering amount has been sold, or April 11, 2014.